WITS GOLD

Witwatersrand Consolidated Gold Resources Limited

REG. NO: 2002/031365/06
70 FOX STREET • JOHANNESBURG • SOUTH AFRICA
PO BOX 61140 • MARSHALLTOWN • 2107 • WWW.WITSGOLD.COM
Tel: +27 11 832 1749 • Fax: +27 11 838 3208

Rule 12g3-2(b) File No. 82-34986

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

27 February 2008

Re: Witwatersrand Consolidated Gold Resources Limited
Rule 12g3-2(b) File No. 82-34986

Dear Sirs:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Witwatersrand Consolidated Gold Resources Limited (the "**Company**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) under the Act with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Mr H G Hira
Investor Relations Manager

Email: hethenh@witsgold.com

Enclosures: 2 Pages

Wgr - Witwatersrand Consolidated Gold Resources - Dealings In Securities By

Release Date: 20/02/2008 17:00:07 Code(s): WGR

File No: 82-34986

WGR - Witwatersrand Consolidated Gold Resources - Dealings in Securities by Directors and Officers
Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703
TSX Code: WGR
CUSIP NUMBER: S98297104
Dealings in Securities by Directors and Officers
The Wits Gold Share Incentive and Retention Scheme was approved at the Company`s Annual General Meeting held on 12 October 2007. In terms of the rules of the Scheme, all Company employees become eligible to participate therein and to acquire shares at no cost to the employee.
Accordingly, in compliance with Rules 3.63 - 3.74 of the JSE Listings Requirements, Wits Gold wishes to disclose the following dealings relevant to its directors and officers:

Company Director: A R Fleming
Number of shares: 1 238
Date of transaction: 19 February 2008
Price per share: R0
Value R0
Class of shares: Ordinary
Nature of transaction: Allocation of shares under Share Incentive & Retention Scheme
Nature of interest: Direct beneficial
Clearance to deal was granted by the company secretary

Company Director: T Mokoena
Number of shares: 1 238
Date of transaction: 19 February 2008
Price per share: R0
Value R0
Class of shares: Ordinary
Nature of transaction: Allocation of shares under Share Incentive & Retention Scheme
Nature of interest: Direct beneficial
Clearance to deal was granted by the company secretary

Company Director: H Mathe
Number of shares: 1 238
Date of transaction: 19 February 2008
Price per share: R0
Value R0
Class of shares: Ordinary
Nature of transaction: Allocation of shares under Share Incentive & Retention Scheme
Nature of interest: Direct beneficial
Clearance to deal was granted by the company secretary

Company Director: G Wilson
Number of shares: 1 238
Date of transaction: 19 February 2008
Price per share: R0
Value R0
Class of shares: Ordinary
Nature of transaction: Allocation of shares under Share Incentive & Retention Scheme
Nature of interest: Direct beneficial
Clearance to deal was granted by the company secretary

Company Secretary: BJ Dowden
Number of shares: 1 238
Date of transaction: 19 February 2008
Price per share: R0
Value R0
Class of shares: Ordinary
Nature of transaction: Allocation of shares under Share Incentive & Retention Scheme
Nature of interest: Indirect beneficial
Clearance to deal was granted by the chairman

Company Director: M B Watchorn
Number of shares: 5 714
Date of transaction: 19 February 2008
Price per share: R0
Value R0
Class of shares: Ordinary
Nature of transaction: Allocation of shares under Share Incentive & Retention Scheme

File No. 82-34986

Clearance to deal was granted by the company secretary
Company Director: D M Urquhart
Number of shares: 4 762
Date of transaction: 19 February 2008
Price per share: R0
Value R0
Class of shares: Ordinary
Nature of transaction: Allocation of shares under Share Incentive & Retention Scheme
Nature of interest: Direct beneficial
Clearance to deal was granted by the company secretary
Company Director: T Mokoena
Number of shares: 1 238
Date of transaction: 19 February 2008
Price per share: R125
Value R154 750
Class of shares: Ordinary
Nature of transaction: Sale of shares
Nature of interest: Direct beneficial
Clearance to deal was granted by the company secretary
Company Director: H Mathe
Number of shares: 500
Date of transaction: 19 February 2008
Price per share: R125
Value R62 500
Class of shares: Ordinary
Nature of transaction: Sale of shares
Nature of interest: Direct beneficial
Clearance to deal was granted by the company secretary
Company Director: G Wilson
Number of shares: 238
Date of transaction: 19 February 2008
Price per share: R125
Value R29 750
Class of shares: Ordinary
Nature of transaction: Sale of shares
Nature of interest: Direct beneficial
Clearance to deal was granted by the company secretary
Company Director: M B Watchorn
Number of shares: 5 714
Date of transaction: 19 February 2008
Price per share: R125
Value R714 250
Class of shares: Ordinary
Nature of transaction: Sale of shares
Nature of interest: Direct beneficial
Clearance to deal was granted by the company secretary
Company Director: DM Urquhart
Number of shares: 4 762
Date of transaction: 19 February 2008
Price per share: R125
Value R595 250
Class of shares: Ordinary
Nature of transaction: Sale of shares
Nature of interest: Direct beneficial
Clearance to deal was granted by the company secretary
Johannesburg
20 February 2008
Sponsor
PricewaterhouseCoopers Corporate Finance (Pty) Ltd
Date: 20/02/2008 17:00:07 Supplied by www.sharenet.co.za
Produced by the JSE SENS Department

END